Exhibit 29

Consent of SRK Consulting (Canada) Inc.

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with, and to the use of information derived from, the technical report entitled “NI 43-101 Technical Report Feasibility Study of the Rainy River Project, Ontario, Canada” effective date February 14, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2014 and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2015

SRK Consulting (Canada) Inc.

/s/ Glen Cole

By: Glen Cole, P.Geo

Title Principal Consultant (Resource Geology)